

September 3, 2014

Via E-mail
Mr. Peter Ntephe
President and Chief Executive Officer
ERHC Energy Inc.
5444 Westheimer Road, Suite 1440
Houston, Texas 77056

      Re: ERHC Energy Inc.
               Form 10-K for Fiscal Year Ended September 30, 2013
               Filed December 23, 2013
               Form 10-Q for Fiscal Quarter Ended December 31, 2013
               Filed February 13, 2014
               File No. 0-17325

Dear Mr. Ntephe:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/H. Roger Schwall

                      H. Roger Schwall
                      Assistant Director